UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2014

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos.. 333-195124 and 333-199033), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 18, 2014, Can-Fite BioPharma Ltd. issued a press release announcing several upcoming and near-term milestones on its CF101 and CF102 indications for liver cancer, rheumatoid arthritis, psoriasis, glaucoma and the development of a commercial biomarker blood test kit for the A3 adenosine receptor (A3AR). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated November 18, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date November 18, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

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